

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2022

Png Bee Hin
Chief Executive Officer
IMMRSIV Inc.
1004, Toa Payoh North #04-12
318995
Republic of Singapore

> **Re: IMMRSIV Inc.**
> **Amendment No.1 to Draft Registration Statement on Form F-1**
> **Submitted September 13, 2022**
> **CIK No. 0001936574**

Dear Mr. Hin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2022 letter.

Amendment No.1 to Draft Registration Statement on Form F-1 submitted September 13, 2022

Enforcement of Civil Liabilities, page 2

1. We note your response to our prior comment 7. Please reinstate the section titled "Enforcement of Civil Liabilities," in addition to your added risk factor and the heading highlighting this risk in your prospectus summary.

Underwriting
Lock-Up Agreements, page 110

2. Please disclose all exceptions to the lock-up agreements with the underwriters, directors, officers, and five percent shareholders.

Financial Statements
Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss), page F-4

3. We note in your response to comments 24 and 25 that you classify your expenses by nature. However, in your consolidated statements of profit and loss you continue to present costs of revenues, gross profit, and sales and marketing expenses which are functional classifications. Please revise your income statement presentation so that it is consistent with either the nature of expense method described in paragraph 102 of IAS 1 or the function of expense method described in paragraph 103 of IAS 1. Also, provide the disclosures required by paragraph 104 of IAS 1, if applicable.

General

4. Please supplementally provide us with a more detailed description of your plans with respect to the incorporation of DLT into your business, including NFTs. In responding to this comment, please explain with greater specificity how NFTs will be incorporated into your product and service offerings and your role in the creation, distribution and transferability of the NFTs.

  You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Technology

cc: Meng Ding